[redacted]

VFC 6-9-05RK

SECURI[ ] ON

05043175

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2004 (MM/DD/YY) AND ENDING 03/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woori Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 3010
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jang H. Choi (212) 391-4693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAY 26 2005 WASH. D.C. 209 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/10/05

CN 6/9

OATH OR AFFIRMATION

I, Dong Hwan Ki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woori Investment & Securities America, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

DORIS KWAN
Notary Public, State Of New York
No. 31-01KW4850860
Qualified In New York County
Commission Expires November 1, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WOORI INVESTMENT & SECURITIES AMERICA, INC.

(Formerly LG Securities America, Inc.)
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Woori Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Woori Investment & Securities America, Inc. (formerly LG Securities America, Inc.) (a wholly owned subsidiary of Woori Investment & Securities Co., Ltd.) (the Company) as of March 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Woori Investment & Securities America, Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

April 27, 2005

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(Formerly LG Securities America, Inc.)
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2005

Assets

Cash	$	4,442,468
Securities owned, at market value		3,210
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $275,770		198,237
Other assets (note 4)		470,143
Total assets	$	5,114,058

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities (note 2)	$	158,928
Total liabilities		158,928
Commitments (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Accumulated deficit		(5,044,870)
Total stockholder's equity		4,955,130
Total liabilities and stockholder's equity	$	5,114,058

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Woori Investment & Securities America, Inc. (formerly LG Securities America, Inc.) (the Company), a wholly owned subsidiary of Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in the State of Delaware on June 18, 1992 and is a member of the National Association of Securities Dealers, Inc. (NASD).

Effective April 1, 2005, the Company changed its name from LG Securities America, Inc. to Woori Investment & Securities America, Inc. to conform with the name change of the Parent as a result of the merger between the Parent and Woori Securities Co., Ltd., a Korean corporation, on that date.

The Company primarily serves U.S. institutional customers as a broker and dealer of Korean securities and underwriter of Korean debt and equity securities.

(a) Securities Owned

Securities transactions are recorded on a trade-date basis. Securities owned are carried at market value.

(b) Investments

Investments represent not readily marketable securities. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market price. Securities not readily marketable are valued at fair value as determined by management.

(c) Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms or their related leases.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates in the Preparation of a Statement of Financial Condition

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. The Company also executes U.S. securities transactions through its U.S. clearing brokers for customer orders received through the Parent. Commissions on Korean equity securities transactions for customers are collected by its Parent directly from the customers and remitted periodically to the Company. Related commission payable to the Parent at March 31, 2005 amounted to approximately $32,000, which is included in accrued expenses and other liabilities in the accompanying statement of financial condition.

(3) Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at March 31, 2005 are presented below:

Deferred tax assets:	
Net operating loss carryforwards	$ 400,049
Net unrealized loss on investment securities	206,989
Deferred rent	5,223
Total gross deferred tax assets	612,261
Less valuation allowance	593,673
Net deferred tax assets	18,588
Deferred tax liabilities:	
Furniture, equipment, and leasehold improvements principally due to differences in depreciation and amortization and gain on insurance recoveries for property losses	(18,588)
Total gross deferred tax liabilities	(18,588)
Net deferred tax assets	$ —

(Continued)

The net change in total valuation allowance for the year ended March 31, 2005 was a decrease of $15,173. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of some portion of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

As of March 31, 2005, the Company has net operating loss carryforwards available for Federal income tax purposes of approximately $877,000, which expire through 2025.

(4) Pledged Assets

As of March 31, 2005, the Company was contingently liable for an outstanding standby letter of credit, which amounted to $51,959. The standby letter of credit was issued to the landlord of the Company for its office space lease. The Company collateralized the letter of credit with cash deposits in the amount of $52,606 at March 31, 2005. Such cash deposits are included in other assets in the accompanying statement of financial condition

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2005, the Company had a net capital requirement of $100,000, whereas it had net capital of $4,283,540. The Company's percentage of aggregate indebtedness to net capital was 3.71%.

(6) Commitments

As of March 31, 2005, the Company was obligated under a noncancelable operating lease expiring on December 31, 2006 relating to its office space. The lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

(Continued)

Future minimum lease payments under the noncancelable operating lease as of March 31, 2005 are as follows:

		Amount
Year ending March 31:		
2006	$	209,000
2007		157,000
	$	366,000

(7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the statement of financial condition.

Broker-Dealer Disclosure

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.